SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549



(Mark One)

                                 FORM 11-K
 X                 ANNUAL REPORT PURSUANT TO SECTION
                                 15(d) OF
- ----              THE SECURITIES EXCHANGE ACT OF 1934
                              (FEE REQUIRED)
              FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995



                                    or


                 TRANSITION REPORT PURSUANT TO SECTION
                                 15(d) OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            (NO FEE REQUIRED)
          FOR THE TRANSITION PERIOD FROM                TO

                            ___________________



                      _______________________________


                       COMMISSION FILE NUMBER 1-3608

                      _______________________________



                   WARNER-LAMBERT SAVINGS AND STOCK PLAN
                       FOR COLLEAGUES IN PUERTO RICO


                      _______________________________



                          WARNER-LAMBERT COMPANY
                  (Name of issuer of securities held
                           pursuant to the plan)





                              201 Tabor Road
                     Morris Plains, New Jersey  07950
                       (Address of issuer's principal
                            executive offices)










            WARNER-LAMBERT
        SAVINGS AND STOCK PLAN
     FOR COLLEAGUES IN PUERTO RICO
         FINANCIAL STATEMENTS
          DECEMBER 31, 1995
        and DECEMBER 31, 1994

                      WARNER-LAMBERT
                  SAVINGS AND STOCK PLAN
               FOR COLLEAGUES IN PUERTO RICO
               INDEX TO FINANCIAL STATEMENTS

                                                    Page(s)

Report of Independent Accountants                       1

Statement of Net Assets Available for Plan Benefits
 with Fund Information as of December 31, 1995          2

Statement of Net Assets Available for Plan Benefits
 with Fund Information as of December 31, 1994          3

Statement of Changes in Net Assets Available
 for Plan Benefits with Fund Information for the
 year ended December 31, 1995                           4

Statement of Changes in Net Assets Available            5
 for Plan Benefits with Fund Information for the year ended December 31, 1994

Notes to Financial Statements                         6 - 9


Exhibit I   - Master Trust Statement of Net Assets
              Available for Plan Benefits with Fund
              Information as of October 31, 1995 and 1994

Exhibit II  - Master Trust Statement of Changes in Net
              Assets Available for Plan Benefits with Fund
              Information for the years ended October 31, 1995 and 1994

Exhibit III - Notes to the Master Trust Financial
              Statements


Additional Information (Master Trust):

Schedule I  - Schedule of Assets Held for Investment at
              October 31, 1995 - Master Trust

Schedule II - Schedule of transactions involving an amount
              in excess of 5% of the fair value of plan assets

              Consent of Independent Accountants

              REPORT OF INDEPENDENT ACCOUNTANTS


May 24, 1996

To the Participants and Administrator of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II of the Master Trust is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II of the Master Trust and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                               WARNER-LAMBERT
                          SAVINGS AND STOCK PLAN
                      FOR COLLEAGUES IN PUERTO RICO
                    STATEMENT OF NET ASSETS AVAILABLE
                 FOR PLAN BENEFITS WITH FUND INFORMATION
                         AS OF DECEMBER 31, 1995
                         (Dollars in thousands)


                              W-L      W-L
                            Company  Employee              Fixed                             Small-Cap
                             Stock    Stock    S&P 500    Income   International   Balanced   Value     Combined
                             Fund     Fund      Fund       Fund        Fund         Fund       Fund     Funds
                            -------  --------  -------    ------   -------------   --------  ---------  --------
Assets:

Investments in Warner-
 Lambert Master Trust,
 at market value
 (cost $5,486)              $ 2,328  $  2,427  $ 1,093    $2,591   $          90   $     61  $      29  $  8,619


Participant loans
 receivable                      21       104       42       126               2          5          0       300
                            -------  --------  -------    ------   -------------   --------  ---------  --------
Net assets available for
 plan benefits              $ 2,349  $  2,531  $ 1,135    $2,717   $          92   $     66  $      29  $  8,919
                            =======  ========  =======    ======   =============   ========  =========  ========












                                  The accompanying notes are an integral part
                                         of the financial statements.

                                                WARNER-LAMBERT
                                            SAVINGS AND STOCK PLAN
                                         FOR COLLEAGUES IN PUERTO RICO
                                       STATEMENT OF NET ASSETS AVAILABLE
                                    FOR PLAN BENEFITS WITH FUND INFORMATION
                                            AS OF DECEMBER 31, 1994
                                            (Dollars in thousands)


                              W-L      W-L
                            Company  Employee              Fixed                              Small-Cap
                             Stock    Stock    S&P 500    Income   International   Balanced     Value    Combined
                             Fund     Fund      Fund       Fund        Fund         Fund       Fund       Funds
                            -------  --------  -------    ------   -------------   --------   ---------  --------
Assets:

Investments in Warner-
 Lambert Master Trust,
 at market value
 (cost $5,626)              $ 1,867  $  1,840  $   636    $2,450   $          98   $     31   $       9  $  6,931


Participant loans
 receivable                      20       100       44       100               0          0           0       264
                            -------  --------  -------    ------   -------------   --------   ---------  --------
Net assets available for
 plan benefits              $ 1,887  $  1,940  $   680    $2,550   $          98   $     31   $       9  $  7,195
                            =======  ========  =======    ======   =============   ========   =========  ========












                                  The accompanying notes are an integral part
                                         of the financial statements.

                                                WARNER-LAMBERT
                                            SAVINGS AND STOCK PLAN
                                         FOR COLLEAGUES IN PUERTO RICO
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                    FOR PLAN BENEFITS WITH FUND INFORMATION
                                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                            (Dollars in thousands)

                              W-L      W-L
                            Company  Employee              Fixed                             Small-Cap
                             Stock    Stock    S&P 500    Income   International  Balanced     Value      Combined
                             Fund     Fund      Fund       Fund        Fund         Fund       Fund         Funds
                            -------  --------  -------    ------   -------------  --------   ---------    --------
Additions to net assets
 attributable to:
Interest in increase in net
 assets from investment
 activities in the Warner-
 Lambert Master Trust       $   535  $    558  $   265    $  158   $          11  $      9   $       3    $  1,539

Contributions:
 Participant                      -       413      233       674              40        37          19       1,416
 Company                        224         -        -         -               -         -           -         224
                            -------  --------  -------    ------   -------------  --------   ---------    --------
Total contributions             224       413      233       674              40        37          19       1,640
                            -------  --------  -------    ------   -------------  --------   ---------    --------
Total additions                 759       971      498       832              51        46          22       3,179
                            -------  --------  -------    ------   -------------  --------   ---------    --------
Deductions from net assets
  attributable to:
 Distribution to
     participants              (286)     (342)     (95)     (641)             (7)       (8)         (2)     (1,381)
 Administrative expenses        (11)      (25)      (7)      (29)             (1)       (1)          0         (74)

 Interfund transfers              0       (13)      59         5             (49)       (2)          0           0
                            -------  --------  -------    ------   -------------  --------   ---------    --------
Total deductions               (297)     (380)     (43)     (665)            (57)      (11)         (2)     (1,455)
                            -------  --------  -------    ------   -------------  --------   ---------    --------
Increase/(decrease) in net
 assets during the year         462       591      455       167              (6)       35           20      1,724

Net assets available for
 plan benefits:
 Beginning of period          1,887     1,940      680     2,550              98        31           9       7,195
                            -------  --------  -------    ------   -------------  --------   ---------    --------
 End of period              $ 2,349  $  2,531  $ 1,135    $2,717   $          92  $     66   $      29    $  8,919
                            =======  ========  =======    ======   =============  ========   =========    ========

                                  The accompanying notes are an integral part
                                         of the financial statements.

                                                WARNER-LAMBERT
                                            SAVINGS AND STOCK PLAN
                                         FOR COLLEAGUES IN PUERTO RICO
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                    FOR PLAN BENEFITS WITH FUND INFORMATION
                                     FOR THE YEAR ENDED DECEMBER 31, 1994
                                            (Dollars in thousands)

                              W-L      W-L
                            Company  Employee              Fixed                              Small-Cap
                             Stock    Stock    S&P 500    Income   International   Balanced     Value   Combined
                             Fund     Fund      Fund       Fund        Fund          Fund        Fund     Funds
                            -------  --------  -------    ------   -------------   --------   -------   --------
Additions to net assets
 attributable to:
Interest in increase/
 (decrease)in net assets
 from investment activities
 in the Warner-Lambert
 Master Trust               $   309  $    313  $     9    $  149   $          (3)  $      0   $     0   $    777

Contributions:
 Participant                      -       440      153       669              17         22         8      1,309
 Company                        281         -        -         -               -          -         -        281
                            -------  --------  -------    ------   -------------   --------   -------   --------
Total contributions             281       440      153       669              17         22         8      1,590
                            -------  --------  -------    ------   -------------   --------   -------   --------
Total additions                 590       753      162       818              14         22         8      2,367
                            -------  --------  -------    ------   -------------   --------   -------   --------
Distributions from net
  assets attributable to:
 Distribution to
 participants                  (482)     (580)    (145)     (713)              0         (5)        0     (1,925)
 Administrative expenses        (11)      (26)      (6)      (32)             (1)         0         0        (76)

 Interfund transfers             (3)     (198)     (96)      202              84         11         0          0
                            -------  --------  -------    ------   -------------   --------   -------   --------
Net deductions                 (496)     (804)    (247)     (543)             83          6         0     (2,001)
                            -------  --------  -------    ------   -------------   --------   -------   --------
Increase/(decrease) in net
 assets during the year          94       (51)     (85)      275              97         28         8        366

Net assets available for
 plan benefits:
 Beginning of period          1,793     1,991      765     2,275               1          3         1      6,829
                            -------  --------  -------    ------   -------------   --------   -------   --------
 End of period              $ 1,887  $  1,940  $   680    $2,550   $          98   $     31   $     9   $  7,195
                            =======  ========  =======    ======   =============   ========   =======   ========


                       The accompanying notes are an integral part of the financial statements.

                            WARNER-LAMBERT
                        SAVINGS AND STOCK PLAN
                     FOR COLLEAGUES IN PUERTO RICO
                     NOTES TO FINANCIAL STATEMENTS
                        (Dollars In Thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (the "Plan") are prepared on the accrual basis of accounting.

Master Trust Arrangement

The assets of the Plan are maintained in the Master Trust on a commingled basis with the assets of the Savings and Stock Plan. These assets have been commingled for investment purposes. Employer contributions and benefit payments are identified with each participating plan whereas earnings and expenses were allocated proportionately to the plans by the trustee on a basis equivalent to the proportionate units of participation. The Master Trust has an October 31 year end.

Valuation of Investments

Investments are presented on a current value basis, with the exception of group annuity and investment contracts. These contracts, fully benefit responsive, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year.

Investment Income

Dividend and interest income is recorded by the trustee as earned. Realized gains and losses from the sale of securities are accounted for as of the trade date. In calculating such amounts, the cost of investments sold was determined on the basis of the moving average acquisition cost by the Trustee.

Expenses

All expenses incurred in the administration of the Plan, including audit fees, recordkeeping expenses and all other costs incurred in the administration of the Plan and Master Trust are borne by the Plan. In addition, administrative expenses of the trustee, brokerage commissions, transfer taxes and all other charges incurred in connection with the purchase and sale of securities are also absorbed by the Plan.

NOTE 2 - DESCRIPTION OF THE PLAN:

The Plan is a defined contribution profit-sharing-savings plan covering employees of the Company in Puerto Rico who meet certain eligibility and participation requirements.
The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.
The Plan is comprised of seven investment funds as follows:

WARNER-LAMBERT COMPANY STOCK FUND - Employer contributions are invested in Warner-Lambert Common Stock.

WARNER-LAMBERT EMPLOYEE STOCK FUND - Employee contributions are invested in Warner-Lambert Common Stock.

S&P 500 FUND - Employee contributions may be invested in substantially all stocks comprising the Standard &
Poor's 500 Stock Index.

FIXED INCOME FUND - Employee contributions may be invested in investments such as contracts with insurance companies, bonds, preferred stocks, or certificates of deposit.

INTERNATIONAL STOCK FUND - Employee contributions are invested in the common stocks of large, established non-U.S. companies outside of the United States.

BALANCED FUND - Employee contributions are invested in a balanced mix of approximately 60% stocks and 40% bonds.

SMALL-CAP VALUE FUND - Employee contributions are invested in primarily common stocks of small companies which are believed to be undervalued at the time of purchase and to have potential for capital appreciation.

Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their basic earnings (as defined by the Plan) each year. Participants have the option of contributing on a before-tax basis (up to 10%), an after-tax basis, or a combination of both methods. The Company contributes for each participant an amount equal to 35% and 25% of such participant's pre-tax and after-tax contributions, respectively, limited to those participant contributions less than or equal to 6% of the participant's basic earnings. Based upon the vesting requirements of the Plan, additional lump-sum matching contributions are recorded each year of 25% to 65% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. All Company contributions are invested in the Warner-Lambert Company Stock Fund. Forfeitures of the plan are netted against the Company's contributions. Forfeitures for the plan years 1995 and 1994 were $3,849 and $4,069, respectively. Participants can elect to have their contributions invested in any of the funds noted above with the exception of the Warner-Lambert Company
Stock Fund. At age fifty-five, participants can transfer assets out of the Company Stock Fund to other investment funds.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties. Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company and have not been significant.

Loans may not exceed the lesser of (1) fifty thousand dollars or (2) 50% of the participant's before-tax account balance and the vested account balance in the Company Stock
Fund. Each loan must be for a minimum of five hundred dollars. Any loan will be repaid with interest at a rate that is equal to the prime rate effective at the close of business on the last business day of the month before the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months.
Only one loan per calendar year may be taken and only two loans will be permitted to be outstanding for a participant at any time.

In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Company Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.

NOTE 3 - PUERTO RICO AND FEDERAL INCOME TAX STATUS:

The Bureau of Income Tax of the Department of the Treasury of the Commonwealth of Puerto Rico has ruled that the Plan qualifies under section 165(a) of the Income Tax Act of 1954 ("The Act") and is, therefore, not subject to tax under present income tax law. The Plan, being exempt under
Section 165(a) of the Act is subject to the provision of
Section 404, which requires the trust to file an annual return stating income, receipts, disbursements, and other pertinent information. Further, the Plan has received a determination letter advising that the original plan and subsequent amendments through October 1, 1993 are qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended, and will be treated for purposes of
Section 501(a) of the Internal Revenue Code as an organization described in Section 401(a) of the Internal Revenue Code by reason of Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company has represented that the Plan is tax-qualified, and therefore no provision for income taxes has been taken.

NOTE 4 - PLAN ADMINISTRATION:

The Plan is administered by Warner-Lambert Company (the
"Company").  An Investment Committee approved by the Warner-
Lambert Company Board of Directors oversees plan investments, plan trustees and investment managers.

NOTE 5 - MASTER TRUST FINANCIAL INFORMATION:

At December 31, 1995, the Plan has a 1.4% interest in the Master Trust. The financial statements for the Master Trust are prepared on the modified cash basis. The financial statements for the year ended October 31, 1995 follow.

The Plan's financial statements have been adjusted for November and December activity. All adjustments necessary to reflect the Plan's financial statements on an accrual basis have been recorded.

                           SIGNATURES


     Pursuant to the requirements of the Securities
Exchange Act of 1934, the Warner-Lambert Investment
Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                WARNER-LAMBERT SAVINGS
                            AND STOCK PLAN FOR COLLEAGUES
                                    IN PUERTO RICO



Date:  June 27, 1996            By:  /s/ Ernest J. Larini
                                      Ernest J. Larini
                                      Chairman
                                      Warner-Lambert
                                      Investment Committee

                                                                        EXHIBIT I

                                                                        1 of 2
                                             WARNER-LAMBERT COMPANY
                                                  MASTER TRUST
                                             SAVINGS AND STOCK PLAN
                                        STATEMENT OF NET ASSETS AVAILABLE
                                     FOR PLAN BENEFITS WITH FUND INFORMATION
                                             AS OF OCTOBER 31, 1995
                                             (Dollars in thousands)

                               W-L        W-L
                             Company    Employee                 Fixed                                Small-Cap
                              Stock      Stock      S&P 500     Income     International   Balanced     Value     Combined
                              Fund       Fund        Fund        Fund         Fund           Fund       Fund        Funds
                             --------   --------   ---------   ---------   -------------   --------   ---------   --------

Assets:

Investments in Warner-
 Lambert Common Stock,
 3,397,281 shares
 (cost $148,446,531)         $202,849   $ 86,363   $       -   $       -   $           -   $      -   $       -   $289,212

Beneficial interest in group
 annuity contracts (cost
 equals market)                     -          -           -      64,614               -          -           -     64,614

Beneficial interest in
 investment contracts (cost
 equals market)                     -          -           -      89,056               -          -           -     89,056

Equity Funds (cost
 $128,821,120)                      -          -      82,082           -          23,490     19,666      26,270    151,508
Short-term investments (cost
 equals market)                     -          -           -       4,084               -          -           -      4,084
                              -------    -------   ---------   ---------   -------------   --------   ---------   --------
Total Investments             202,849     86,363      82,082     157,754          23,490     19,666      26,270    598,474

Assets available for plan
 benefits                     202,849     86,363      82,082     157,754          23,490     19,666      26,270    598,474

Liabilities:

Accrued Administrative
Expenses                            -         (4)         (4)         (7)             (1)        (1)         (1)       (18)
                             --------   --------   ---------   ---------   -------------   --------   ---------   --------
Net assets available for
 plan benefits               $202,849   $ 86,359     $82,078   $ 157,747   $      23,489   $ 19,665   $  26,269   $598,456
                             ========   ========   =========   =========   =============   ========   =========   ========

                                   The accompanying notes are an integral part
                                          of the financial statements.

                                                                                                                 EXHIBIT I
                                                                                                                    2 of 2

                                             WARNER-LAMBERT COMPANY
                                                  MASTER TRUST
                                             SAVINGS AND STOCK PLAN
                                        STATEMENT OF NET ASSETS AVAILABLE
                                     FOR PLAN BENEFITS WITH FUND INFORMATION
                                             AS OF OCTOBER 31, 1994
                                             (Dollars in thousands)

                              W-L        W-L
                            Company    Employee                 Fixed                                  Small-Cap
                             Stock      Stock     S&P 500      Income    International     Balanced      Value      Combined
                             Fund       Fund       Fund         Fund         Fund            Fund        Fund         Funds
                           ---------   --------   --------    --------   -------------     --------    ---------    ---------

Assets:

Investments in Warner-
 Lambert Common Stock,
 3,389,439 shares
 (cost $132,615)           $ 186,218   $ 72,233   $      -    $      -   $           -     $      -    $       -    $ 258,451

Beneficial interest in
 group annuity contracts
 (cost equals market)              -          -          -      60,821               -            -            -       60,821

Beneficial interest in
 investment contracts
 (cost equals market)              -          -          -      83,983               -            -            -       83,983

Equity Funds (cost
 $111,083)                         -          -     62,754           -          21,235       14,314       17,138      115,441
Short-term investments
 (cost equals market)              -          -          -      10,377               -            -            -       10,377
                           ---------   --------   --------    --------   -------------     --------    ---------    ---------
Total Investments            186,218     72,233     62,754     155,181          21,235       14,314       17,138      529,073

Assets available for plan
 benefits                    186,218     72,233     62,754     155,181          21,235       14,314       17,138      529,073

Liabilities:

Accrued Administrative
Expenses                           -         (6)        (5)        (12)             (2)          (1)          (1)         (27)
                           ---------   --------   --------    --------   -------------     --------    ---------    ---------
Net assets available for
 plan benefits             $ 186,218   $ 72,227   $ 62,749    $155,169   $      21,233     $ 14,313    $  17,137    $ 529,046
                           =========   ========   ========    ========   =============     ========    =========    =========

                                   The accompanying notes are an integral part
                                          of the financial statements.


                                                                                                      EXHIBIT II
                                                                                                         1 of 2
                                            WARNER-LAMBERT COMPANY
                                                 MASTER TRUST
                                            SAVINGS AND STOCK PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                    FOR PLAN BENEFITS WITH FUND INFORMATION
                                      FOR THE YEAR ENDED OCTOBER 31, 1995
                                            (Dollars in thousands)

                                  W-L        W-L
                                Company    Employee                Fixed                                 Small-Cap
                                 Stock      Stock     S&P  500    Income    International     Balanced     Value      Combined
                                 Fund       Fund       Fund        Fund        Fund             Fund       Fund         Funds
                                --------   --------   --------   --------   -------------     --------   ---------    --------
Additions to net assets
 attributable to:
Income from investments:
 Interest income                $     31   $    248   $    120   $    227   $          66     $     42   $      52    $    786
 Dividend income                   6,196      2,460          -      9,739           1,273        1,009       1,259      21,936

 Net realized gain on
  securities sold                 11,589      3,331      1,303          0            (162)          74         126      16,261
 Changes in unrealized
  appreciation/(depreciation)      9,847      5,070     15,355          0            (949)       1,638       2,350      33,311
                                --------   --------   --------   --------   -------------     --------   ---------    --------
 Total income from investments    27,663     11,109     16,778      9,966             228        2,763       3,787      72,294

Contributions:
 Participant                         202     11,894      7,355     11,797           4,220        2,939       3,799      42,206
 Company                           7,751          -          -          -               -            -           -       7,751
                                --------   --------   --------   --------   -------------     --------   ---------    --------
Total contributions                7,953     11,894      7,355     11,797           4,220        2,939       3,799      49,957
                                --------   --------   --------   --------   -------------     --------   ---------    --------
Total additions                   35,616     23,003     24,133     21,763           4,448        5,702       7,586     122,251
                                --------   --------   --------   --------   -------------     --------   ---------    --------
Distributions to participants    (13,645)    (8,184)    (6,174)   (19,565)         (1,448)      (1,685)     (1,392)    (52,093)

Deductions from net assets
 attributable to:
Administrative expenses              (22)      (226)      (119)      (284)            (35)         (29)        (33)       (748)
Interfund transfers               (5,318)      (461)     1,489        664            (709)       1,364       2,971           0
                                --------   --------   --------   --------   -------------     --------   ---------    --------
Total deductions                 (18,985)    (8,871)    (4,804)   (19,185)         (2,192)        (350)      1,546     (52,841)
                                --------   --------   --------   --------   -------------     --------   ---------    --------
Increase in net assets
 during the year                  16,631     14,132     19,329      2,578           2,256        5,352       9,132      69,410

Net assets available for
 plan benefits:
Beginning of period              186,218     72,227     62,749    155,169          21,233       14,313      17,137     529,046
                                --------   --------   --------   --------   -------------      -------     ------      -------
End of period                   $202,849   $ 86,359   $ 82,078  $ 157,747   $      23,489      $19,665     $26,269    $598,456
                                ========   ========   ========  =========   =============      =======     =======    ========

                   The accompanying notes are an integral part of the financial statements.
           EXHIBIT II
                                                                                                         2 of 2

                                            WARNER-LAMBERT COMPANY
                                                 MASTER TRUST
                                            SAVINGS AND STOCK PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                    FOR PLAN BENEFITS WITH FUND INFORMATION
                                      FOR THE YEAR ENDED OCTOBER 31, 1994
                                            (Dollars in thousands)

                                   W-L        W-L
                                Company    Employee                Fixed                                Small-Cap
                                 Stock      Stock     S&P 500     Income    International   Balanced      Value      Combined
                                  Fund       Fund       Fund       Fund          Fund         Fund        Fund         Funds
                                --------   --------   --------   --------   -------------   --------    ---------    --------
Additions to net assets
 attributable to:
Income from investments:
 Interest income                $     13   $    215   $     79   $    152   $          40   $     25    $      29    $    553
 Dividend income                   6,121      2,449          0      9,160             198        408          223      18,559

 Net realized gain on
  securities sold                 16,598      5,214        286          0              77        (40)           2      22,137
 Changes in unrealized
  appreciation/(depreciation)       (341)       888      1,997          0           1,221       (195)         325       3,895
                                --------   --------   --------   --------   -------------   --------    ---------    --------
Total income from investments     22,391      8,766      2,362      9,312           1,536        198          579      45,144

Contributions:
 Participant                          74     16,470      7,837     13,075           3,212      2,181        2,702      45,551
 Company                           8,718          -          -          -               -          -            -       8,718
                                --------   --------   --------   --------   -------------   --------    ---------    --------
Total contributions                8,792     16,470      7,837     13,075           3,212      2,181        2,702      54,269
                                --------   --------   --------   --------   -------------   --------    ---------    --------
Total additions                   31,183     25,236     10,199     22,387           4,748      2,379        3,281      99,413
                                --------   --------   --------   --------   -------------   --------    ---------    --------
Deductions from assets
 attributable to:
Distributions to participants    (12,672)    (8,429)    (5,991)   (18,254)           (883)      (777)        (639)    (47,645)

Administrative expenses              (21)      (271)      (125)      (321)            (27)       (19)         (22)       (806)
Interfund transfers              (15,539)   (19,407)   (12,187)     2,491          17,395     12,730       14,517           0
                                --------   --------   --------   --------   -------------   --------    ---------    --------
Total deductions                 (28,232)   (28,107)   (18,303)   (16,084)         16,485     11,934       13,856     (48,451)
                                --------   --------   --------   --------   -------------   --------    ---------    --------
Increase/(decrease) in net
 assets during the year            2,951     (2,871)    (8,104)     6,303          21,233     14,313       17,137      50,962

Net assets available for
 plan benefits:
Beginning of period              183,267     75,098     70,853    148,866               0          0            0     478,084
                                --------   --------   --------   --------   -------------   --------    ---------    --------
End of period                   $186,218   $ 72,227   $ 62,749   $155,169   $      21,233   $ 14,313    $  17,137    $529,046
                                ========   ========   ========   ========   =============   ========    =========    ========

                   The accompanying notes are an integral part of the financial statements.
                     Exhibit III

                        WARNER-LAMBERT COMPANY
                             MASTER TRUST
                   NOTES TO THE FINANCIAL STATEMENTS
                        (Dollars in thousands)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The financial statements of the Warner-Lambert Company Master Trust (the "Master Trust") include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico ("Puerto Rico Plan") (collectively the "Plans") and are prepared on a modified cash basis of accounting. The Plans are defined contribution profit-sharing-savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust.
Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments were allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust.

During 1993, T. Rowe Price Associates, Inc. replaced State Street Bank and Trust Company of Boston as the trustee. Effective with the change in trustee, realized gains and losses and changes in net unrealized appreciation or depreciation on investments are now recorded directly to the participant accounts rather than on an allocation basis.

Valuation of Investments

Investments in securities traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Other government securities and short-term investments are valued at market value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. The average annual yield and the average annual crediting interest rate of these investments for the years ended 12/31/95 and 12/31/94 is 6.69% and 6.51%, respectively. Mutual shares of pooled investment funds are valued at cost which is equal to market value.

Investment Income

Dividend and interest income are recorded by the trustee as earned. Realized gains and losses from the sale of securities are accounted for as of the trade date. In calculating such amounts, the cost of investments sold is determined on a basis of the moving average acquisition cost.

ERISA requires the Company to report investment transactions on a current value basis of accounting versus a historical basis of moving average cost which is utilized for the financial statements under generally accepted accounting principles.

Expenses

All expenses incurred in the administration of the Master Trust and the related Plans, including audit fees, recordkeeping expenses, administrative expenses of the Trustee, brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are borne by the Master Trust and are paid out of the fund to which such charges relate.

NOTE 2 - FEDERAL INCOME TAX STATUS:

Participating plans in the Master Trust are intended to be qualified plans under Section 401(a) of the Internal Revenue Code, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income tax has been made.


                                                 Schedule I
                        Warner-Lambert Company
                             Master Trust
                Schedule of Assets Held for Investment
                           October 31, 1995
                        (Dollars in thousands)



 Units or                                       Fair Value                Fair Value
Face Value    Description                         Amount        Cost        Percent

 3,397,281   Warner-Lambert Company             $  289,212    $  148,447       48.3%

10,837,737   T. Rowe Price Equity Funds            151,508       128,821       25.3



Beneficial Interest in Group Annuity Contracts:

Canada Life Assurance Co. annuity
 contract P-45881 (7.24% minimum annual
 effective rate) guaranteed through
 6/21/00                                        $    4,140    $    4,140        0.7%

Life Insurance Company of Georgia
 annuity contract GA-351-GIC (7.23%
 minimum annual effective rate)
 guaranteed through 5/10/00                          6,211         6,211        1.0

Life Insurance Company of Georgia
 annuity contract GA-356-GIC (6.23%
 minimum annual effective rate)
 guaranteed through 6/12/00                          2,355         2,355        0.4

Life Insurance Company of Virginia
 annuity contract GS-2755 (5.6% minimum
 annual effective rate) guaranteed
 through 12/17/98                                    4,405         4,405        0.7

Life Insurance Company of Virginia
 annuity contract GS-2868 (6.84% minimum
 annual effective rate) guaranteed
 through 9/18/00                                     4,123         4,123        0.7

Lincoln National Pension Co. annuity
 contract GA-9672 (7.35% minimum annual
 effective rate) guaranteed through
 5/27/99                                             2,736         2,736        0.4
Metropolitan Life Insurance Co. annuity
 contract GAC-12456-069, principal and
 interest (8.03% minimum annual effective
 rate) guaranteed through 5/1/96                    16,376        16,376        2.7

New York Life Insurance Co. annuity
 contract GA-06948-001 (7.3% minimum
 annual effective rate) guaranteed
 through 8/17/98                                    11,085        11,085        1.9

New York Life Insurance Co. annuity
 contract GA-06948-002 (7.41% minimum
 annual effective rate) guaranteed
 through 9/17/99                                     2,737         2,737        0.5
Peoples Security annuity contract
 BDA00461FR (7.73% minimum annual effective
 rate) guaranteed through 5/17/99                    2,163         2,163        0.4

                                                               Schedule I
                         Warner-Lambert Company
                              Master Trust
                 Schedule of Assets Held for Investment
                            October 31, 1995
                         (Dollars in thousands)



                                                Fair Value                Fair Value
                                                  Amount         Cost       Percent


Beneficial Interest in Group Annuity Contracts:
Security Life of Denver Insurance Co.
 annuity contract FA-0272, principal and
 interest (5.7% minimum annual effective
 rate) guaranteed through 6/16/00                    4,183         4,183        0.7%

Sun Life Insurance Company of America
 annuity contract 4376 (6.8% minimum
 annual effective rate) guaranteed
 through 6/17/97                                     4,100         4,100        0.7
                                                ----------    ----------
TOTAL                                           $   64,614    $   64,614


Beneficial Interest in Investment Contracts:
Bankers Trust Co. investment contract
 93-644, principal and interest (5.20%
 annual effective rate at 10/31/95)
 maturing on 3/31/98                            $   27,570    $   27,570        4.6%

Peoples Security investment contract
 BDA00054TR (6.26% annual effective
 rate at 10/31/95)                                  33,866        33,866        5.7

Provident Life and Accident Insurance
 Co. investment contract 630-05699
 (7.33% annual effective rate at
 10/31/95) maturing on 3/31/00                      27,620        27,620        4.6
                                                ----------    ----------
TOTAL                                           $   89,056    $   89,056

OTHER                                           $    4,084    $    4,084        0.7%
                                                ----------    ----------

TOTAL INVESTMENT                                $  598,474    $  435,022
                                                ==========    ==========

                                                                                Schedule II


                                                WARNER-LAMBERT
                                            SAVINGS AND STOCK PLAN
                         SCHEDULE OF TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF 5%
                                   OF THE FAIR VALUE OF PLAN ASSETS FOR THE
                                     TWELVE MONTHS ENDED OCTOBER 31, 1995
                                            (Dollars in thousands)

                                                                                                      Current
                                                                                                      Value on
 Party             Description          Number of           Purchase        Selling        Cost     Transaction       Net Gain
Involved             of Asset         Transactions            Price          Price       of Asset       Date           (loss)
  T.Rowe        Warner-Lambert                 825        27,949,200
   Price          Common Stock                 825                       26,819,912    13,491,556    26,819,912     13,328,356

 T. Rowe     Fixed Income Fund                 444        21,547,112
   Price                                       444                       18,660,596    18,660,596    18,660,596              0

                Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration
Statement on Form S-8 ( Registration No. 33-12209) of
Warner-Lambert Company of our report dated May 24, 1996 appearing in the Annual Report of Warner-Lambert Company
Savings and Stock Plan for Colleagues in Puerto Rico, which is incorporated in this annual report on Form 11-K.





PRICE WATERHOUSE LLP

4 Headquarters Plaza North
Morristown, New Jersey 07962
June 27, 1996